Exhibit 99.1

PRESS RELEASE
SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Technologies & Bioressources Inc. Enters Pharmaceutical Market

with Onemia™ Launch by Acasti Pharma Inc.

Laval, Québec, CANADA – October 25, 2010 –Neptune Technologies & Bioressources Inc. (“Neptune”) (NASDAQ.NEPT - TSX.V.NTB) enters the pharmaceutical market with the launch of Onemia™, the first medical food of Neptune’s subsidiary Acasti Pharma Inc (“Acasti”). Only two years since its foundation, Acasti has completed the development and launch of “Onemia™” on October 21, 2010 at the Cardiometabolic Health Congress meeting in Boston.

Onemia™ is a pharmaceutical marine-based omega-3 phospholipid concentrate classified as a novel medical food, regulated by FDA and clinically proven safe and effective for the management of unmet medical needs associated with chronic cardiometabolic disorders. As a medical food, it is intended to fulfill the unique omega-3 and phospholipid requirements of illnesses associated with cardiometabolic disorders.

Onemia™ will be formulated in a hard gelatin capsule to be taken alone or in combination with currently approved and prescribed cardiovascular drugs administered only under physician supervision and dispensed by medical recommendation and in some cases by prescription, in compliance with applicable FDA regulations. Onemia™ will be manufactured by Neptune and sold to Acasti.

Onemia™ targets cardiometabolic disorders and will be well positioned in this multibillion dollar market. Onemia™ will first be distributed through a unique subcontracted marketing and direct sale approach focused in most major metropolitan areas in the U.S. and move nationwide in a second phase. Onemia™ will later be available in pharmacies behind-the-counter through distributors. Acasti is also currently seeking partners to commercialize Onemia™ outside the United States.

Cardiometabolic disorders are considered among the leading health problems worldwide arising from the combined impact of obesity and cardiovascular disease. According to the American Heart Association 2006 to 2010 statistical fact sheets updates, 102 million Americans have been diagnosed with hyperlipidemia, 34 million with low HDL (good cholesterol), 17 million with coronary artery disease and 145 million are overweight or obese. Amongst others, these cardiometabolic risk factors lead to 1.2 million new myocardial infarctions diagnosed each year of which only 1 of 3 survive. According to the 2009 Heart Disease and Stroke Statistics Update, the estimated direct and indirect costs of cardiovascular disease and stroke in the United States totaled USD 475 billion of which, USD 52 billion was spent only on medications.

"With the launch of Onemia™ both Neptune and Acasti enter the pharmaceutical arena directly through physicians who will recommend it for the therapeutic management of chronic illnesses/conditions. Acasti will now work with physicians through an outsourced task force facilitating the supply of Onemia™ directly to the patients via online pharmacy outlets based in the United States” said Pierre Lemieux, Ph.D., C.O.O. of Acasti.

“Acasti`s continuous achievements including the present launch of its first medical food will instigate the exercise of actual outstanding warrants which, as initially planned, will contribute to the Company`s financial requirements along with the early revenues earned from the commercialization of its pharmaceuticals, starting with Onemia™,” said Xavier Harland, CFA, Financial Director of Acasti.

"True to our initial strategy Acasti has met yet another pivotal milestone with the timely launch of our first medical food in the pharmaceutical market. The success of Onemia™ will provide short-term revenues which will contribute to Acasti’s further research and development projects while establishing a validation of Acasti’s omega-3:phospholipid pipeline in the healthcare industry paving the road for CaPre™, our prescription drug candidate in development," declared Tina Sampalis, M.D., Ph.D., President. “Contrary to the usual biotechnology constant need for external financing imposed by drug development, Acasti intends to self-finance a substantial part of its internal operations and R&D expenditures by early commercialization of its medical food and fixed dose combination over the counter products in partnership with major pharmaceutical companies. Onemia™ is the first of a line of products Acasti will commercialize in the near future,” she added.

About Medical Foods

As per FDA’s 1988 Orphan Drug Act amendments, a Medical Food is a regulated product, in a relatively new category of medical protocols defined by US Congress. A Medical Food is formulated to be consumed or administered entirely under the supervision of a Physician and is intended for the specific dietary management of a disease or condition for which distinctive nutritional requirements, based on recognized scientific principles, are established by medical evaluation. Medical Foods can be prescription products, but are different than drugs or dietary supplements (also called nutraceuticals) in several aspects, such as their claims. Claims for both Medical Foods and drugs must be supported by solid laboratory and clinical data. Medical Food ingredients have GRAS designation, the highest FDA standard of safety given to foods. Medical Foods, sometimes prescribed in addition to drugs, nonetheless represent an entirely different scientific and medical approach to managing diseases.

About Neptune Technologies & Bioressources Inc.

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 20 countries worldwide.

About Acasti Pharma Inc.

Acasti Pharma is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti Pharma is focusing initially on treatments for chronic cardiovascular conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm Inc.

NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

"Neither Nasdaq nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Neptune Contact:	Acasti Contact:
André Godin, V.P. Administration and Finance	Tina Sampalis, President
+1 450.687.2262	+1 450.686.4555 (ext: 403)
a.godin@neptunebiotech.com	t.sampalis@acastipharma.com
www.neptunebiotech.com	www.acastipharma.com

Howard Group Contact	CEOcast Contact:
Bob Beaty	Dan Schustack
+1 403.410.6020	+1 212.732.4300
bob@howardgroupinc.com	dschustack@ceocast.com
www.howardgroupinc.com	www.ceocast.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.